WEFUNDER Explore News FAQ Search Raise Funds

EDIT

Vidoni, Inc.

infrastructure software technology manufacturing construction

Mixed Reality Training for Manufacturing - filling jobs with skill acquisition



VIDONI.IO NEW YORK





Fixing The Tractor Engine Cooling Pump:
Progress
1. Take Off The Front Lid
2. Disassemble The Engine Cooling System
3. Disassemble The Pump
4. Connect New Pump
5. Assemble Engine Cooling System
6. Test
Vidoni

This software will save lives. If a worker is trained better, the safer everyone will be in any environment.

Ken D'Amato Co-Founder and CEO @ Vidoni, Inc.

ABOUT UPDATES 0 GRAPEVINE 0 ASK A QUESTION 0 ADMIN

Why you may want to support us...

1. On average, a company loses more than $14,000 for every job that stays vacant for three months or longer? - CareerBuilder
2. Mfg must contend with one of the tightest labor markets where the number of open jobs exceeds the number of skilled people -Deloitte
3. Vidoni™ motion captures a Mfg instructors hands for playback in hands-on skills training for increase retention and reduce training time.
4. Our customers eg. Shiavone Construction distribute Vidoni 3D hands-on modeling so experts can spend more time on projects.
5. 2nd Place in the Collision 2018 Machine Learning Demo
6. Agnostic tech for headset partners - Microsoft, Trimble, DAQRI, and ThirdEye."
7. The planned Vidoni™ Studio SaaS platform with scale-able user content-creation lessons will teach skills in B2B & B2C

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Ken D'Amato
Co-Founder and CEO
Ken started his patent journey with Vidoni in 2014 out of love of earning and guitar playing. 25 years of sales/corp/technology/training with Xerox/others. Getting Vidoni the 3D modeling project at Grand Central Station LIRR NYC rocked.





Marc Van Valen
Cofounder and COO
20 yrs Goldman Sachs Financial, Operations, 2nd place at the Collision 2018 Machine Learning Demo and Competition; I'm an amateur blacksmith: I can make a steel bottle opener that looks like a horse. :-)





Timothy Fleming
CTO
Over 20 years IT experience as developer and architect for the enterprise, cloud and web applications using Java and Javascript, Unity technologies. Extensive cloud computing expertise rounds out Tim's long resume.

Some of our investors



Timothy Fleming
CTO

Downloads

- Vidoni Inc Financial Statements - Reviewed.pdf
- 20190830 WeFunder Vidoni Pitch Deck.pdf
- 20190904 Executuve Summary.pdf

How Vidoni was born....

Being a continued learner in my professional and personal life, I have always found current learning processes to be out-dated and time consuming. Not having the time or patience for traditional learning I reached out into my past for a learning experience that was highly successful.

I learned to play guitar in just 6 months by having a focused plan with an open minded guitar teacher that allowed me to have a highly visual instruction of guitar playing. That experience truly resonated with me as I explored visually better ways to learn using 3D visualization. After years of of applying visual tools for building design workflows and training I felt augmented reality had the greatest potential to change the way we learn.

We filed for a patent and we were off to the races! We then began by building a prototype for creating the first ever process that would record the hands of a expert like my guitar teacher or in the case of a business a manufacturing line expert. This hands-on training could be played back for instruction in AR. The student would visually see the teachers playing hand on the guitar neck or the manufacturing instructors hands in the work-space.

This creates a more visual learning that most people need to learn faster. It also creates muscle memory. Learning retention goes through the rough when these processes are used.

When it was all said and done we soon realized there was something special here and Vidoni was born!!

- Ken D'Amato, Co-Founder and CEO

Investor Q&A

− COLLAPSE ALL

What does your company do?

Vidoni™ Creates a "digital twin" of your hands-on expert in an Augmented and Mixed Reality Learning System powered by A.I. to capture your tribal knowledge. Vidoni™ is a proprietary method using motion capture of an expert instructors hands that helps skills trainees & learners accelerate and retain their training by using our patented pending mixed reality hands-on learning system instruction.

Where will your company be in 5 years?

Our goal is to be be the YouTube of mixed reality training. With over $100M in yearly revenue.

Why did you choose this idea?

This software will save lives. If a worker is trained better, the safer everyone will be in any environment.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The Headsets for AR are available so it's time for this technology. Moreover, manufacturing is coming back to the USA. That is causing a major skilled labor shortage. Vidoni skilled labor training alleviates this issue with the motion capture of an instructor's hands for training that creates a new skilled worker.

Another labor anecdote, A process manufacturing facility employing over 200 went out of business because nearly all maintenance employees had left or retired over a six-month period. This left a large knowledge gap which caused the company's demise.

What is your proudest accomplishment?

We built Vidoni and took 2nd place in the machine learning demo and competition at Collison 2018.

How far along are you? What's your biggest obstacle?

We have created a working prototype. Our biggest obstacle is raising the money for building out our development engineering team to create our minimum viable product (MVP) to go to market.

Who are your competitors? Who is the biggest threat?

Vidoni is the only A.I. Hands-On Motion Capture technology to leverage mixed reality for training. We are the first to seek monetization in MoCap/MR training. None of our competition

is combining instructor capture with mixed reality and we have a patent pending in this area.

What do you understand that your competitors don't? ⌄

We know how to create 3d holographic images from any 2D camera.

How will you make money? ⌄

Initially, we will consult with clients and teach them how to use our IP to create training in mixed reality. Within 2-3 years from launching, we will be a full service SaaS platform where the clients create their own content with Vidoni and Vidoni Studio for training in mixed reality. In the interim, we pay the bills by doing 3D Building Information Modeling (BIM) for the construction industry primarily in New York City.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is raising capital. We have already created a prototype so concept risk is mitigated. Now, we need the $$$ to execute our plan. We need to raise $500K to get to our 2nd milestone of an MVP. Execution and our quality deliverable are the keys to our success.

What do you need the most help with? ⌄

Raising capital to develop our product to change the way people learn hands-on skills.

What would you do with the money you raise? ⌄

Hire a development team to scale our software and run our company with balance in working capital.

